Exhibit (a)(1)(F)
Phillips Edison & Company Extends Deadline and Increases Size of Tender Offer

CINCINNATI — December 14, 2020 - Phillips Edison & Company, Inc. (“PECO” or the “Company”), an internally-managed real estate investment trust (“REIT”) and one of the nation’s largest owners and operators of grocery-anchored shopping centers, has amended certain terms of its offer (the “Tender Offer”) to purchase up to 4,500,000 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”). The Tender Offer commenced on November 10, 2020 on the terms and conditions set forth in the offer to purchase and the related letter of transmittal, together with any amendments or supplements thereto (collectively, the “Tender Offer Documents”), which were made available to stockholders and filed with the Securities and Exchange Commission (“SEC”) on November 10, 2020.

As a result of stockholder interest in tendering their shares of Common Stock to the Company, the Company has determined to extend the offer to purchase period and increase the maximum amount of shares of Common Stock that it is offering to purchase under the Tender Offer.

The amount of shares of Common Stock that the Company is offering to purchase is being increased from 4,500,000 shares to 17,400,000 shares. In addition, the expiration date of the Tender Offer is being extended until 5:00 p.m. Eastern Time on Tuesday, December 29, 2020. All of the other terms and conditions of the Tender Offer remain unchanged. Stockholders who wish to tender shares of Common Stock during the extended Tender Offer period must complete and return the Letter of Transmittal they have received to the Company’s Depositary, Computershare Trust Company, N.A., as described in the Letter of Transmittal.

Tendering stockholders whose shares of Common Stock are accepted for payment will lose the opportunity to participate in any potential future upside and future growth of the Company with respect to such shares of Common Stock and will lose the right to receive any future dividends or distributions that the Company may declare and pay including the upcoming distribution payable in January 2021.

As previously announced on November 9, 2020, the Company’s Board of Directors declared a payment of $0.02833333 per share of Common Stock to stockholders of record at the close of business on December 28, 2020 (the “Record Date”) with the distribution expected to be paid on January 7, 2021 (the “Payment Date”). As a result of the extension of the Tender Offer, the Company’s Board of Directors has adjusted the dates for the upcoming distribution and the Record Date has been moved to the close of business on December 31, 2020 and the Payment Date has been moved to January 12, 2021.

This press release is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of the Company. None of the Company nor its Board of Directors makes any recommendation to holders of the Common Stock as to whether to tender or refrain from tendering any or all of their shares of Common Stock in the Tender Offer.

Stockholders may obtain full copies of the Tender Offer Documents from the Company, without charge, by contacting the Information Agent for the Tender Offer, Georgeson LLC, at 866-296-5716. The Tender Offer Documents are also available at www.phillipsedison.com/investors, or on the SEC’s website at www.sec.gov. Stockholders of the Company are urged to read the Tender Offer Documents carefully and in their entirety, and to consult their own investment and tax advisors and make their own decisions whether to participate in the Tender Offer.

Questions regarding the Tender Offer can be directed to the Company’s Information Agent for the Tender Offer, Georgeson LLC, at 866-296-5716.

Exhibit (a)(1)(F)
About Phillips Edison & Company
Phillips Edison & Company, Inc. (“PECO”), an internally-managed REIT, is one of the nation’s largest owners and operators of grocery-anchored shopping centers. PECO’s diversified portfolio of well-occupied neighborhood shopping centers features a mix of national and regional retailers selling necessity-based goods and services in fundamentally strong markets throughout the United States. Through its vertically-integrated operating platform, the Company manages a portfolio of 309 properties, including 283 wholly-owned properties comprising approximately 31.7 million square feet across 31 states (as of September 30, 2020). PECO has generated strong operating results over its 29+ year history and has partnered with leading institutional commercial real estate investors, including TPG Real Estate and The Northwestern Mutual Life Insurance Company. The Company remains exclusively focused on creating great grocery-anchored shopping experiences and improving the communities it serves one center at a time. For more information, please visit www.phillipsedison.com.

Important Information
This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any securities of the Company. The Tender Offer is made only pursuant to an offer to purchase, letter of transmittal, and related materials that the Company has distributed to its stockholders and OP Unit holders and filed with the SEC. The full details of the Tender Offer, including complete instructions on how to tender shares, are included in the offer to purchase, the letter of transmittal, and other related materials, which the Company has filed with the SEC. Stockholders and OP Unit holders are urged to carefully read the offer to purchase, the letter of transmittal, and other related materials, as they contain important information, including the terms and conditions of the Tender Offer. Stockholders are able to obtain free copies of the offer to purchase, the letter of transmittal, and other related materials that the Company files with the SEC on the Company's website at www.phillipsedison.com/investors and the SEC’s website at www.sec.gov or by calling Georgeson LLC, at 866-296-5716.

Investors:
Phillips Edison & Company, Inc.
Michael Koehler, Vice President of Investor Relations
(513) 338-2743
InvestorRelations@phillipsedison.com

Source: Phillips Edison & Company, Inc.
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